Exhibit 99.1

SYSWIN Inc. Schedules First Quarter 2012 Earnings Release on May 30, 2012

Beijing, China, May 16, 2012 – SYSWIN Inc. (NYSE: SYSW; “SYSWIN” or “the Company”), a leading primary real estate service provider in China, today announced that it plans to release its unaudited financial results for the first quarter ended March 31, 2012 after the US market closes on May 30, 2012. It will be followed by a conference call scheduled on May 31, 2012 at 8:00 am ET. Mr. Liangsheng Chen, CEO and Director, and Mr. Ray Han, CFO of SYSWIN, will host the call.

To participate in the conference call, please dial the following numbers:

US (Toll free)	+1-866-519-4004
Hong Kong (Toll free)	800-930-346
China, Domestic Mobile (Toll free)	400-620-8038
China, Domestic (Toll free)	800-819-0121
Other international locations (Toll)	+65-6723-9381

An operator will answer your call and please use “SYSWIN” as the verbal passcode to access the call.

Replays of the conference call will be available until June 8, 2012 by dialing the following numbers:

US (Toll)	+1-718-354-1232
Hong Kong (Toll)	800-901-596
China (Toll)	400-692-0026
Other international locations (Toll)	+61-2-8235-5000
Passcode	80260054

A live webcast can also be accessed through the investor relations section of the Company’s website at http://ir.syswin.com.

About SYSWIN

The Company began focusing on providing primary real estate services since 2004 and believes it is a leading primary real estate service provider in China. The Company currently has operations in 28 cities throughout China. The Company primarily provides real estate sales agency services to property developers relating to new residential properties. Capitalizing on the experience and capabilities gained in Beijing, the Company focuses on providing tailored services to its key clients in a number of markets and has been successful in generating repeat business and increasing business volume. Of China’s top 30 developers (including those that do not use sales agency services), 14 are or have previously been clients of the Company. Clients of the Company include some of the most well-recognized national developers in China, including China Vanke, Longfor Properties, Sino-Ocean Land Holdings, Guangzhou R&F Properties and Gemdale Group.

Cautionary Note About Forward-Looking Statements

This press release contains forward-looking statements based largely on its current expectations and projections about future events and financial trends. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on SYSWIN’s financial condition and results of operations for one or more periods. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and SYSWIN does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media enquiries, please contact:

Wen Fan

SYSWIN Inc.

T: +86-10-8472-8783

E: ir@syswin.com